Filed by Axalto Holding N.V.
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended
Subject Company: Gemplus International S.A.
Commission File No. 000-31052
Date: May 2, 2006
On May 2, 2006, Axalto Holding N.V. issued the following materials on its website and made them available at its offices in The Netherlands and France.
Important information
Investors and security holders are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials regarding the business combination transaction referenced in this communication, as well as any amendments and supplements to those documents because they will contain important information. When available, the prospectus/offer to exchange and the other documents may also be obtained from Axalto Investor Relations. If required, the prospectus/offer to exchange will be filed with the Securities and Exchange Commission (“SEC”) by Axalto. To the extent the prospectus/offer to exchange is filed with the SEC, security holders may obtain a free copy of the prospectus/offer to exchange (when available) and other related documents filed by Axalto at the SEC’s website at www.sec.gov.
Forward-Looking Statements
This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Axalto, Gemplus and their combined businesses after completion of the proposed combination. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements within the safe harbor provisions of U.S. federal securities laws. Although management of the companies believe that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the companies to integrate according to expectations; the ability of the companies to achieve the expected synergies from the transaction; trends in wireless communication and mobile commerce markets; the companies’ ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies’ main markets; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; the effect of the transaction and any future acquisitions and investments on the companies’ share prices; changes in global, political, economic, business, competitive, market and regulatory forces; and those discussed by Gemplus in its filings with the SEC, including under the headings “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors”. Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of this communication and the companies are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results or otherwise.
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Agenda for the 2006 Annual General Meeting of Shareholders
of Axalto Holding N.V.

The Annual General Meeting of Shareholders of Axalto Holding N.V. (the “Company”) is to be held at the Crowne Plaza Hotel Amsterdam-Schiphol, Planeetbaan 2, Hoofddorp, the Netherlands at 10:30 a.m. CET on Friday, May 19, 2006.
Registration will take place between 9.30. a.m. and 10.15 a.m. CET.
Agenda

1.	Opening and announcements
2.	Annual Report 2005
3.	Adoption of the 2005 Financial Statements (Resolution)
4.	Allocation of profits
5.	a.	Discharge of the Chief Executive Officer for the fulfilment of his duties during the past financial year (Resolution)
	b.	Discharge of the non-executive members of the Board of Directors for the fulfilment of their duties during the past financial year (Resolution)
6.	Authorization of the Board of Directors to repurchase shares in the Company (Resolution)
7.	Re-appointment of external auditor for the financial year 2006 (Resolution)
8.	Remuneration of the non-executive members of the Board of Directors (Resolution)
9.	If the Contribution in Kind has not been completed prior to the Annual General Meeting of Shareholders, re-appointment of Mr. W. Stolwijk as non-executive member of the Board of Directors (Resolution)
10.	Any other business.
Adjournment.
This agenda, including the explanatory notes, copies of the Company’s 2005 Annual Report (including the Company’s 2005 Financial Statements), as well as information on the person proposed for appointment to the Board of Directors are available, free of charge, at the Company’s head office (Joop Geesinkweg 541-542, 1096 AX Amsterdam, the Netherlands) and at the offices of Axalto International S.A.S. (6, rue de la Verrerie, 92190 Meudon, France) and are published on the Company’s website (www.axalto.com).

Explanatory notes to the agenda for the
2006 Annual General Meeting of Shareholders
of Axalto Holding N.V. (the “Company”)

Explanation Agenda Item 2
Annual Report 2005
Presentation by the CEO of the Annual Report of the Board of Directors for the financial year 2005, submitted by the Board of Directors.
Explanation Agenda Item 3
Adoption of the 2005 Financial Statements (Resolution)
This agenda item includes the proposal to the shareholders to adopt the Company’s 2005 Financial Statements as drawn up by the Board of Directors.
Role of auditor.
Pursuant to provision V.2.1. of the Dutch Corporate Governance Code the General Meeting of Shareholders may question the external auditor and the external auditor has the right to address the meeting. Therefore our external auditor, PricewaterhouseCoopers Accountants N.V., will be invited to attend the Annual General Meeting of Shareholders. Please note that the questions put to the auditor must relate and are limited to the auditor’s statement regarding the Company’s 2005 Financial Statements and his audit activities. The contents of the Company’s 2005 Financial Statements remain the responsibility of the Board of Directors.
Explanation Agenda Item 4
Allocation of Profits
The Company’s current policy on additions to reserves and distributions of dividends is that the amount of dividends to be paid by the Company to its shareholders shall be determined by taking into consideration the Company’s capital requirements, return on capital, current and future rates of return and market practices, notably in its business sector, as regards the distribution of dividends.
The Company will not pay a dividend in 2006 in respect of the 2005 financial year, as the Board of Directors has determined with due observance of the Company’s policy on additions to reserves and distributions of dividends to appropriate the profits to the retained earnings.
Explanation Agenda Item 5
Discharge of members of the Board of Directors (Resolution)
These agenda items include the proposals to the shareholders to discharge both the Chief Executive Officer and the non-executive members of the Board of Directors from liability in respect of the fulfilment of their respective duties during the financial year 2005.

Explanation Agenda Item 6
Authorization of the Board of Directors to repurchase shares in the Company (Resolution)
The authorization granted on May 11, 2005 will end on November 11, 2006. Therefore the Board of Directors proposes to the shareholders as follows:
To irrevocably authorize the Board of Directors of the Company as from May 19, 2006 to cause the Company to acquire, whether as an on or off financial market purchase, shares in the share capital of the Company up to the maximum of 10% (ten percent) of the issued share capital of the Company, as permitted under Dutch law for a period of eighteen-months up to and including November 19, 2007, on such dates and in such portions as the Board of Directors may deem appropriate, in accordance with applicable provisions of Dutch law and the Company’s Articles of Association, and against a purchase price per share which shall not be less than the par value of the shares to be repurchased and not be more than 110% of the average closing share price per share in the Company on Eurolist by Euronext Paris S.A. in the five business days preceding the date on which the shares concerned are acquired by the Company.
Explanation Agenda Item 7
Re-appointment of external auditor for the financial year 2006 (Resolution)
In line with the Dutch Corporate Governance Code, the Audit Committee has conducted an evaluation of the performance of the external auditor during the financial year 2005 and has advised the Board of Directors in relation thereto. The General Meeting of Shareholders will be informed of the main conclusions coming forth out of this evaluation. The Board of Directors proposes to the shareholders to re-appoint PricewaterhouseCoopers Accountants N.V. as the Company’s external auditor for the financial year 2006.
Explanation Agenda Item 8
Remuneration of the non-executive members of the Board of Directors (Resolution)
In view of the substantial additional work in 2005 and 2006 related to the proposed Combination of the Company and Gemplus, a one time additional remuneration of 15,000 euros (fifteen thousand euros) is granted to the Company’s non-executive Board members Messrs. Kent Atkinson, Arthur van der Poel, Maarten Scholten, Michel Soublin, Willem Stolwijk, and of 25,000 euros (twenty five thousand euros) to Mr. John de Wit in his quality of current Chairman of the Company and to Mr. John Ormerod in his quality of future Chairman of the Audit Committee of Gemalto. Payment will be done subject to completion of the Contribution in Kind, as required under the Combination Agreement.
Explanation Agenda Item 9
If the Contribution in Kind has not been completed prior to the Annual General Meeting of Shareholders, re-appointment of Mr. W. Stolwijk as non-executive member of the Board of Directors (Resolution)
At the Annual General Meeting of Shareholders the present term of Mr. W. Stolwijk will end, in accordance with the retirement schedule as drawn up by the Board of Directors.

The Board of Directors welcomes the fact that Mr. Stolwijk is available for re-appointment. Unless the Contribution in Kind is completed prior to the Annual General Meeting of Shareholders, in which case the Company acknowledges the resignation of Mr. W. Stolwijk as member of the Board of Directors, the Board of Directors proposes to re-appoint Mr. W. Stolwijk as non-executive member of the Board of Directors as per May 19, 2006 for a period ending at the end of the Company’s Annual General Meeting of Shareholders to be held in 2010, or ending at the date of the completion of the Contribution in Kind, if earlier.
Mr. Stolwijk meets the criteria of the profile of the non-executive members of the Board of Directors, which profile has been published on the Company’s website. For further details on the proposed candidate’s career and experience reference is made to the Company’s website (www.axalto.com).
The Board of Directors has chosen not to use its right to make a binding nomination. Therefore, the resolution to re-appoint Mr. W. Stolwijk shall be adopted by an absolute majority of the votes cast, without a quorum being required.
The remuneration of Mr. W. Stolwijk shall be in accordance with the remuneration of the non-executive members of the Board of Directors and of the Board of Directors committees.